Securities And Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934

                                 Amendment No.

                              North Valley Bancorp
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   66304M105
                                   ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X] Rule 13d-1 (b)
            [_] Rule 13d-1 (c)
            [_] Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
Cusip No. 66304M105                    13G
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Westport Asset Management, Inc. - 06-1087640
         Westport Advisers LLC - 06-1497709
--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group*

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place or Organization

         Connecticut
--------------------------------------------------------------------------------
 Number of           5.  Sole Voting Power
   Shares                0
Beneficially         -----------------------------------------------------------
  Owned By           6.  Shared Voting Power
   Each                  304,088
  Reporting          -----------------------------------------------------------
   Person            7.  Sole Dispositive Power
    With                 0
                     -----------------------------------------------------------
                     8.  Shared Dispositive Power
                         373,388
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by each Reporting Person

         373,388
--------------------------------------------------------------------------------
10. Check Box if the aggregate amount in row (9) excludes certain shares [_]

         0
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         5.04%
--------------------------------------------------------------------------------
12.      Type of Reporting Person*

         IA
--------------------------------------------------------------------------------

Item 1 (a)           Name of Issuer:

                     North Valley Bancorp

Item 1 (b):          Address of Issuer's Principal Executive Offices:

                     300 Park Marina Circle, Redding, CA 96002

Item 2 (a):          Name of Person Filing:

                     Westport Asset Management, Inc.

Item 2 (b):          Address of Principal Business Office:

                     253 Riverside Avenue
                     Westport, CT  06880

Item 2(c):           Citizenship:

                     Connecticut

Item 2(d):           Title of Class of Securities:

                     Common Stock

Item 2 (e):          CUSIP Number:

                     66304M105

Item 3.              If this stated is filed pursuant to Rules
                     13d-1(b), or 13d-2(b), check whether the person filing is a:

                     (a)     (_)      Broker or Dealer
                                      registered under Section 15
                                      of the Act

                     (b)     (_)      Bank as defined in Section 3(b)(6)
                                      of the Act

                     (c)     (_)      Insurance Company as
                                      defined in Section 3(a)
                                      (19) of the Act

                     (d)     (_)      Investment Company
                                      registered
                                      under Section 8 of the Investment
                                      Company Act

                     (e)     (X)      Investment Adviser
                                      registered under Section
                                      203 of the Investment
                                      Advisers Act of 1940

                     (f)     (_)      Employee Benefit Plan, Pension
                                      Fund which is subject to the
                                      Provisions of the Employee Retire-
                                      ment Income Security Act of 1974
                                      or Endowment Fund; see ss.240.13d-1
                                      (b)(1)(ii)(F)

                     (g)     (X)      Parent Holding
                                      Company, in accor- dance
                                      with ss.240.13d-1(b)(ii)(G)
                                      (Note: See Item 7)

                     (h)     (_)      Group in accordance with ss.240.13d-1
                                      (b)(1)(ii)(H)

Item 4.              Ownership.


                     (a) Amount Beneficially owned: 373,388 shares

                     (b) Percent of Class: 5.04%

                     (c) Number of shares as to which such person has:

                             (i)      sole power to vote or to direct the vote:
                                      0

                             (ii)     shared power to vote or to direct
                                      the vote:
                                      304,088

                             (iii)    sole power to dispose or to
                                      direct the disposition of:
                                      0

                             (iv)     shared power to dispose or
                                      to direct the disposition of:
                                      373,388

Item 5.              Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (_)

Item 6.              Ownership of More than Five Percent on Behalf of Another
                     Person:

Westport Asset Management, Inc. is deemed to be a beneficial owner for purposes of Rule 13 (d) since it has shared power to make decisions whether to retain, dispose of the securities of many unrelated clients. Westport Asset Management, Inc. does not, however, have an economic interest in the securities of those clients. The clients are actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. The Reporting Person disclaims beneficial ownership of such shares and disclaims the existence of any group.

Westport Asset Management, Inc. owns 50% of Westport Advisers LLC, which is also an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. With regard to the shares set forth under Item 4. (c ) (ii), Westport Asset Management Inc. and Westport Advisers LLC are deemed to be beneficial owners for purposes of Rule 13 (d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Westport Advisers LLC serves as investment manager of The Westport Funds, mutual funds which hold such shares in the ordinary course of their business not with the purpose nor with the effect of changing or influencing the control of the issuer.

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on By the Parent Holding Company.

Westport Asset Management,Inc. makes this filing pursuant to Rule 13D-1 (b) (ii)
(G) since it owns 50% of Westport Advisers LLC. Westport Asset Management, Inc. is an investment advisor and Westport Advisers LLC is an investment advisor for a Series of Public Mutual Funds.



Item 8.              Identification and Classification of Members of the Group.

                     N/A

Item 9.              Notice of Dissolution of Group.

                     N/A

Item 10.             Certification

                     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                     Disclaimer

                     The undersigned expressly declares that the filing of this
Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g)of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

                     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     February 13, 2008


                                      Westport Asset Management, Inc.



                                      By /s/ Andrew J. Knuth
                                      --------------------------------
                                         Andrew J. Knuth, Chairman